

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2023

Jianfei Zhang
Chief Executive Officer and Chairman of the Board of Directors
Pheton Holdings Ltd
Room 306, NET Building,
Hong Jun Ying South Road, Chaoyang District,
Beijing, China

> **Re: Pheton Holdings Ltd**
> **Draft Registration Statement on Form F-1/A**
> **Submitted September 6, 2023**
> **CIK No. 0001970544**

Dear Jianfei Zhang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1/A, submitted September 6, 2023

Cover Page

1.  We note your revisions in response to prior comment 1. We reissue in part. Please disclose on the cover page that Mr. Jianfei Zhang, through ZJW (BVI) Ltd, is the sole holder of all issued and outstanding Class B ordinary shares.

2.  Revise to disclose whether any transfers, dividends, or distributions have been made to date between the holding company and your subsidiaries, or to investors, and quantify the amounts where applicable.

Prospectus Summary
Summary of Risk Factors, page 6

3.      We note your revisions in response to prior comment 9. We reissue in part. Please expand your disclosures here to disclose that the rules and regulations in China can change quickly with little advance notice, and that there is risk the Chinese government may intervene or influence your operations at any time.

Risk Factors
Beijing Feitian faces the risk of fluctuations in the cost, availability, and quality of supplies...., page 37

4.      We note your revisions in response to prior comment 14. We note your disclosure that your annual purchases are attributed to one or two suppliers. Please provide the names of those principal suppliers. For guidance, consider Item 4 to Form 20-F and Form F-1.

Capitalization, page 60

5.      We note your response to comment 17.  It remains unclear what the difference is between the 2nd and 3rd bullet especially given that you are only presenting one pro forma as adjusted column.  Please revise as necessary.

Market Trends and Opportunities, page 77

6.      We note your response to prior comment 24. Your market disclosures provide information for the entire medical device market in China. To provide context for the information, please include balancing disclosure by discussing your addressable market.

Business
Manufacturing and Supply
Service Fulfillment, page 100

7.      We note your disclosure here that 93% of customers with CD-ROM-Equipped computers selected the backup option of having a burned CD. We also note your disclosure on page F-10 stating "The FTTPS sales contracts are primarily on a fixed price basis, which require the Company to provide core software, a set of hardware as peripherals to operate the software, and related services, including transportation, packaging, installation and training based on customers' specific needs." Please clarify whether there are significant differences to the purchase price of the sales contract depending on the selection of a burned CD as a backup option. In addition, please disclose how many of your customers have CD-ROM-equipped computers.

General

8.      We note the changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating

in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the prior amendment that was confidentially submitted on July 7, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") as defined in Securities Act Rule 405 means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We note that you have removed references to the PRC government's power to exert substantial influence over the conduct of your business, the fact that the regulations to which you are subject may change rapidly and with little notice, and the level of government involvement in the Chinese economy. We do not believe that your revised disclosure referencing the PRC government's intent to reinforce its regulatory oversight conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in your confidential submission as of July 7, 2023.

You may contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc:     Ying Li, Esq